

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2017

<u>Via E-mail</u>

Glenn L. Kellow
President and Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

> **Re:** **Peabody Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed April 11, 2017**
> **File No. 333-217242**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Form 8-K filed April 11, 2017**
> **File No. 001-16463**

Dear Mr. Kellow:

We have reviewed your registration statement and annual report and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 11, 2017

Exhibit 99.1 Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Balance Sheet

1.   We note from your disclosure that the pro forma presentation gives effect to the transactions associated with your emergence from Chapter 11. Please revise your disclosure in the notes to provide a detailed explanation of each of the adjustments presented related to the debt discharge, debt and equity issuances, reclassifications and distributions to creditors presented in the balance sheet. Please note that if the adjustment is the result of several transactions netted together, please provide a reconciliation

detailing each item in the adjustment. Please refer to the guidance in Article 11 of
Regulation S-X.

Form S-1

Exhibits

2.   We note your disclaimer regarding the information contained in your exhibits at the
bottom of the exhibit list. Please be advised that we regard all of the provisions of
material agreements as disclosure to investors, and as such it is not appropriate to state or
imply that the investors cannot rely on these statements. Please revise or remove the
disclaimers as appropriate. Also, please be advised that, notwithstanding the inclusion of
a general disclaimer as to the dates of such representations, warranties or covenants, you
are responsible for considering whether specific disclosures of material information
regarding material contractual provisions are required to make the statements included in
the registration statement not misleading.

Signatures

3.   Please provide a signature for your principal financial officer and controller or principal
accounting officer in those capacities as required by Form S-1.

Form 10-K filed March 22, 2017

Segment and Geographic Information, page 4

4.   Please insert a small-scale map showing the location and access to each material
property, as required by Instruction 3(b) to Item 102 of Regulation S-K. See also
Industry Guide 7(b)(2). We believe these maps should comply with the guidance found in
Industry Guide 7, Instruction to paragraph (c)(1).

Coal Reserves, page 40

5.   Proven and probable reserves are disclosed for your North Antelope Rochelle, Bear Run,
Kayenta, Millennium, and Wilpinjong properties. Please forward to our engineer as
supplemental information and not as part of your filing, your information that establishes
the legal, technical, and economic feasibility of your reserves for the properties listed
above, as required by Industry Guide 7(c). The information requested includes, but is not
limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C and Rule 12b-4 under the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

6. Please modify your filing and disclose the following information within or adjacent to your reserve tables:

- A statement clarifying, if true, that reserve estimates incorporate losses for dilution and mining recovery and stating these losses as a percentage or other relevant factor.

- The wash plant recovery as a percentage.

- The coal price used to estimate your reserves. Please reference the appropriate market for your sales pricing.

Summary, page 55

7. We note your disclosure of historical prices for Australian seaborne coking, PCI, and thermal coal in this section. Please provide additional disclosure regarding your U.S. thermal coal historical prices. This may include the Central and Northern Appalachian,

Illinois, Powder River and Uinta Basin coal markets, depending on the market your coal products are sold.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam, Staff Accountant, at 202 551-3476 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Staff Engineer, at (202) 551-3718 for engineering related questions. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Edward B. Winslow, Esq.
        Jones Day